Mail Stop 3561

April 19, 2010

Mr. Rowland W. Day
Chief Executive Officer
Blindspot Alert, Inc.
1 Hampshire Court
Newport Beach, CA 92660

      Re: **Blindspot Alert, Inc.**
             Form 10-K for the year ended December 31, 2008
             Filed April 13, 2009
             File No. 333-140378

Dear Mr. Day:

We have reviewed your response letter dated April 7, 2010, and have the following comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-Q for the period ended September 30, 2009

Balance Sheet, page F-1, and
Note 9-Websafety Asset Purchase, page F-9

1. We note your response to our prior comment number two but continue to have concern that your long-lived assets, including your investment in the WebSafety Technology may be impaired. In light of the passage of time since acquiring the WebSafety Technology asset on July 2, 2009, your continued net losses, negative operating cash flows, and lack of material revenue generating activities through the end of 2009, we believe an updated impairment analysis with respect to this asset is warranted at March 31, 2010 pursuant to the guidance in paragraph 21 of ASC 360-10-35. Supplementally advise us of the methodology used for evaluating the potential impairment of this long-lived asset at the date of your most recent impairment analysis. As part of your response, please tell us the methods and significant assumptions that were used in your most recent

impairment analysis with respect to this asset. Your response should also indicate the timeframe within which you are expected to generate cash flows and a detailed description of events that need to occur for cash flows to begin. In addition, you should provide us with any projected increases in revenues and expenses expected in future periods along with your basis or rationale for these assumptions. Assuming a satisfactory response, your disclosure in future filings should also be significantly expanded to describe this information in detail and to include a statement that to the extent actual results do not match projections and expectations, that an impairment charge might be necessary.

2. We note from the Company's response to our prior comment number 6 that the Company issued 428,000 shares of common stock to non-employee consultants on December 31, 2009 that were issued at the fair value of the services rendered. Please explain why this stock based compensation transaction has not been reflected in the Company's statement of changes of stockholder's equity (deficit) for 2009 or in the notes to the Company's audited financial statements for 2009 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Robert Saluzzo, CFO
(949) 642-1274